December 15, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Willamette Valley Vineyards, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 0-21522
Filed on March 31, 2009

Ladies and Gentlemen:

We have received your letter dated December 2, 2009, in which you had two comments to the Form 10-K for Fiscal Year Ended December 31, 2008 (the “2008 Form 10-K”) previously filed by Willamette Valley Vineyards, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on March 31, 2009. The Company’s responses to the Commission’s comments are set forth below. In addition, an amendment to the 2008 Form 10-K (the “Amendment”) containing changes incorporating certain of the Company’s responses to the Commission’s comments is filed with this letter.

Management’s Report on Internal Control over Financial Reporting, page 42

1.           Commission’s Comment:  We note from your response to comment 2 of our letter dated November 5, 2009, you do not believe that the material weakness related to the lack of adequate job sufficient accounting and finance personnel has had a pervasive effect upon your financial reporting due to your ability to make the necessary reconciling adjustments to your financial statements.  Please tell us whether the necessary reconciling adjustments are identified by management or by your auditors.  To the extent they are identified by your auditors, explain to us why you believe that the impacts of inadequate accounting and finance personnel are limited to those areas where significant audit adjustments arose and do not affect all areas of financial reporting.

Company Response:  The Company has amended its 2008 Form 10-K to provide disclosures responsive to the Commission’s comments. The reconciling adjustments posted to our 2008 closing trial balance were identified by both the company’s internal accounting personnel and our auditors after our closing trial balance was provided to our auditors for their final fieldwork in February. Of the adjustments posted during this period, one was deemed to be a significant fourth quarter adjustment and was disclosed in Footnote 14 of our 2008 financial statements.   This adjustment, which increased cost of goods sold and decreased ending inventory by $140,540 for the allocation of certain produced wine expenditures to the cost of goods sold, was identified by our auditors.  The other significant fourth quarter adjustment disclosed in Note 14 of our 2008 financial statements for the adjustment of inventory for our year-end physical count was identified by management prior the time our closing trial balance was provided to our auditors.   There were other insignificant adjustments identified by both management and our auditor after the commencement of the audit final fieldwork.

Given the reconciling adjustments posted during the year-end financial statement close, combined with the year-end physical inventory adjustment, we undertook an evaluation of the underlying causes of these errors, including an evaluation the accounting and finance personnel, in connection with our assessment of the effectiveness of internal control over financial reporting at December 31, 2008.   We expanded the scope of the related reconciliations and as well as additional analysis of other accounts in light of the material weaknesses identified.  We believe the additional procedures performed by management subsequent to the commencement of our auditors fieldwork, but prior to the filing of our Form 10-K mitigated the risk of material misstatement in the financial statements.

Item 10. Directors, Executive Officers and Corporate Governance, page 44

1.           Commission’s Comment:  We note that you disclose various positions held by Mr. Fox, but you do not state the years in which he occupied such positions or the principal business of the identified company.  Please revise to provide this information.  See Item 401(e)(1) of Regulation S-K.

Company Response:  In response to the Commission’s comment, the Company has amended its 2008 Form 10-K to provide disclosures under Item 401 of Regulation S-K with respect to Mr. Fox pursuant to Item 10 of Part III of Form 10-K. We refer the Commission to the Amendment filed with this letter.

We hope that the foregoing responds to the Commission’s comments to its satisfaction.

In connection with the Company’s response to the Commission’s comments, the undersigned hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing please contact the undersigned at (503) 588-9463.

Sincerely,

/s/ James W. Bernau

James W. Bernau
President and Chief Executive Officer, Willamette Valley Vineyards, Inc.